AFFILIATED UNDERWRITING COMPLIANCE CHECKLIST FOR 40-ACT FUNDS
(Revised 12/3/97)

(To be used for IPO's, secondary offerings and placements when Morgan Stanley & Co., Dean Witter Reynolds, Inc. or any of their affiliated broker/dealers worldwide (hereinafter "Morgan Stanley") are participating in the distribution of an issuer's securities.)

Please complete this checklist for each 40-Act Fund participating in an underwriting in which Morgan Stanley is in the management, syndicate or selling group. (This includes secondary offerings of shares as well.) Please note that a "No" answer to any of these questions, with the exception of No. 1, will prevent the particular 40-Act Fund from participating in the offering.

Name of Issuer     TYCOM          Fund Account         ALLMERICA INVESTMENT - 51

Date of Offering   Jul 26, 2000   Number of Securities Offered    54,375,000

Price Per Unit     $32.00         Affiliated Broker   Morgan Stanley Dean Witter


1. Is Morgan Stanley a manager or co-manager of the underwriting? Yes_X_ No___ (Note: Shares cannot be acquired from Morgan Stanley in an affiliated offering)

2. Are the securities being offered pursuant to a firm commitment underwriting? Yes_X_ No___

3. Will the transaction be executed away from Morgan Stanley and not allocated to the account of Morgan Stanley if it is a "pot trade"? Yes_X_ No___

4. Has the executing dealer represented that Morgan Stanley will not receive any compensation in connection with this transaction? Yes_X_ No___

5. Will the securities be purchased at not more than the public offering price and no later than the day after the issue is first offered to the public? Yes_X_ No___

6. Us the commission or spread to be received by the underwriter reasonable and fair compared to that received in comparable transactions? Yes_X_ No___

7. Has the issuer (including predecessors) been in continuous operation for more than three years? (Not applicable for municipal issuers.) Yes_X_ No___ NA___

8. Has the 40-Act Fund adopted 10f-3 procedures that permit it to effectuate this transaction? Yes_X_ No___ NA___

9. Are the securities registered with the SEC, municipal securities (i.e., securities which are direct obligations of, or guaranteed as to principal or interest by, a state, political subdivision or any agency or instrumentality thereof), eligible Rule 144A securities, or offered in an eligible foreign offering? Yes_X_ No___ NA___

10. Is the total principal amount of securities being purchased by MAS for all investment companies (registered or unregistered) no more than 10% of the total offering? Yes_X_ No___ NA___

Total Units offered 54,375,000 x offering price $32.00 x .10 =  $174,000,000.00

Total principal amount to be purchased by all funds   $7,996,800.00

Individual Units purchased  46,400 x offering price  $32.00   =   $1,484,800.00

*  Do not include offshore funds (i.e. SICAV's) in this calculation.
** If the offering is being made on a world-wide basis, we may use the principal amount of the entire offering. There are certain conditions to this so please contact RJS or PAF.

11. If a municipal issuer, (1) does the issue have an investment grade rating from at least one of the nationally recognized statistical rating organizations, or (2) if the issuer of the securities has less than three (3) years continuous operations, does the issue have one of the three highest ratings from one such rating organization"? Yes___ No___ NA_X_